(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 13, 2007

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity California Municipal Trust (the trust):
Fidelity California Municipal Income Fund
Fidelity California Short-Intermediate Tax-Free Bond Fund (the funds)
File Nos. (002-83367) and (811-03725)
Post-Effective Amendment No. 53

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 53 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001, July 1, 2006, and January 1, 2007, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity California Municipal Income Fund, and Fidelity California Short-Intermediate Tax-Free Bond Fund. The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The funds may be marketed through banks, savings and loan associations, or credit unions.

This filing serves to update and enhance certain disclosure, incorporate supplements to the Prospectuses and Statements of Additional Information, reflect pricing changes for certain classes, and implement certain editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of April 28, 2007. We request your comments by March 15, 2007.

Please contact Lillie Lucas at (617) 563-4234 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Patricia Nadeau
Patricia Nadeau
Legal Product Group